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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person*

                             TCW/CCI Holding L.L.C.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                          200 Park Avenue, Suite 2100
--------------------------------------------------------------------------------
                                    (Street)

   New York                        New York              10166
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

                        Convergence Communications, Inc.

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

                                  November, 99
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [   ] Form filed by one Reporting Person
   [ X ] Form filed by more than one Reporting Person

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


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
* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Series C            1-for-1  11/16/99 P         1,333,333    Immed.            Common    1,333,333  $7.50   3,333,333  D
Convertible                                                                    Stock
Preferred Stock
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Option to           $7.50/
purchase shares     share    11/16/99 P         1,333,333    Immed.   7/18/00  Series C  1,333,333  (1)     1,333,333  D
of Series C                                                                    Convertible
Preferred Stock                                                                Preferred
                                                                               Stock
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====================================================================================================================================

Explanation of Responses:

(1) In connection with the purchase of 3,333,333 shares of Series C Convertible Preferred Stock at $7.50 per share on October 18, 1999 and November 16, 1999, TCW/CCI Holding L.L.C. was granted, for no additional consideration, an Option to purchase an amount of additional shares of Series C Convertible Preferred Stock equal to 40% of the total number of shares of Series C Convertible Preferred Stock acquired. Such Option became immediately exercisable upon termination of the Hart-Scott-Rodino waiting period on November 16, 1999.


       /s/ Mario L. Baeza                                       12/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.


       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to ruke 101(b)(4) of Regulatiob S-T.



 (122797DTI)

                            Joint Filer Information
                            -----------------------


Name:                                TCW/Latin America Private Equity Partners,
                                     L.P.

Address:                             200 Park Avenue, Suite 2100
                                     New York, New York 10166

Designated Filer:                    TCW/CCI Holding LLC

Issuer:                              Convergence Communications, Inc.

Date of Event Requiring Statement:   11/16/99

Signature                               /s/  Mario L. Baeza
                                     -----------------------------
                                     Authorized Signatory